Exhibit 99a



10172 Linn Station Road
Louisville, KY 40223
(502) 426-4800

March 29, 2002

United States
Securities and Exchange Commission
Washington, D.C. 20549

Dear Sirs:

We have received representations from Arthur Andersen LLP that their audits of the NTS Properties VII, Ltd. and Blankenbaker Business Center Joint Venture's financial statements for the year ended December 31, 2001, were subject to the quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagements were conducted in compliance with professional standards, that there was appropriate continuity of Arthur Andersen personnel working on the audits and availability of national office consultation. Availability of personnel at foreign affiliates of Arthur Andersen is not relevant to these audits.

      NTS-PROPERTIES VII, LTD.

BY: NTS-Properties Associates VII,
       General Partner,
       BY: NTS Capital Corporation,
           General Partner

/s/ Gregory A. Wells
Gregory A. Wells
Senior Vice President and
Chief Financial Officer of
NTS Capital Corporation